Alpha Investment Inc.

200 East Campus View Blvd., Suite 200

Columbus, OH 43235

July 18, 2019

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3030

100 “F” Street, N.E.

Washington, D.C. 20549-3629

Attention:  Ms. Stacey Gorman

Re: Alpha Investment Inc. (the “Company”)

Post-Effective Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”)

Filed June 25, 2019

File No. 333-221183

Ladies and Gentlemen:

In response to the comments furnished to the undersigned telephonically on July 9, 2019, the Company hereby files Post-Effective Amendment No. 2 to the Registration Statement.

In response to the Staff’s comments, we have (a0 updated Item 15 of Part II of the Registration Statement; and (b) filed an updated consent of our independent registered public accounting firm as Exhibit 23.1 to the Registration Statement.

If you have any further questions or comments, kindly contact the undersigned at (305) 704-3294 or our counsel, Dale S. Bergman, Esq. of Gutiérrez Bergman Boulris, PLLC at (305) 358-5100.

Very truly yours,

ALPHA INVESTMENT INC.

By:  /s/ Todd C, Buxton

Todd C. Buxton, Chief Executive Officer

1 | Page